UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 14, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, July 14, 2020

DAL N° 705/20

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Electronic Open Market)

Re.: Material fact. Section 3, Subparagraphs 21) and 3), Chapter I, Title XII of Comisión Nacional de Valores Rules (New Text 2013). Notifies execution of transaction. Resignation of Regular and Alternate Statutory Auditing Committee members.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that on this date we were informed that PCT LLC (“PCT”) acquired the whole of WST S.A.’s capital stock and votes in PEPCA S.A. (“PEPCA”), holder of 10% of the capital stock and votes of Compañía de Inversiones en Energía S.A. (“CIESA”) –controlling company of TGS with 51% of its capital stock-. It should be pointed out that WST was holder of 45.80% of the capital stock of PEPCA and indirectly held 4.58% of CIESA’s capital stock.

It is hereby stated that the above mentioned transaction does not modify either the ownership structure or the direct and indirect control of CIESA or TGS.

In fact, CIESA’s control is jointly held in equal parts by: (i) Pampa Energía S.A. (directly and indirectly through PHA SAU), holder of 50% of CIESA’s capital stock and (ii) Grupo Inversor Petroquímica S.L. (“GIP”) and PCT (directly and indirectly through PEPCA), holders of 50% of CIESA’s capital stock distributed as follows:  GIP 27.10% and PCT 22.90%.

Lastly, we hereby report that -as a result of the above mentioned information- Mr. Gustavo Herman Isaack and Mr. Francisco José Cárrega, appointed Regular and Alternate Statutory Auditors, respectively, by the General Shareholders’ Meeting held on April 21, 2020, have submitted their resignations, effective as from the appointment of their replacements, pursuant to TGS’ By Laws. In its meeting held today, the Statutory Auditing Committee accepted their resignations.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: July 14, 2020.